EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-148961 and 333-150476 on Form S-8 pertaining to the Harrah’s Entertainment, Inc. Management Equity Incentive Plan of our reports dated March 9, 2010 (November 5, 2010 as to the earnings per share information discussed in Note 24 and December 13, 2010 as to the effect of the name change discussed in Note 25), relating to the consolidated financial statements and consolidated financial statement schedule of Caesars Entertainment Corporation and subsidiaries (which report expresses an unqualified opinion) and the effectiveness of Caesars Entertainment Corporation’s internal control over financial reporting appearing in this Current Report on Form 8-K of Caesars Entertainment Corporation dated December 13, 2010.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

December 13, 2010